October 10, 2012

Mr. H. Roger Schwall
Ms. Alexandra M. Ledbetter
Mr. Norman von Holtzendorff
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
U.S.A.

Re:	CNOOC Limited Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 20, 2012 Comment Letter Dated September 19, 2012 File No. 1-14966

Dear Mr. Schwall, Ms. Ledbetter and Mr. von Holtzendorff:

We provide the following supplemental response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated September 19, 2012 and the additional comments from the Staff on a phone call with our legal counsel Davis Polk & Wardwell LLP on October 4, 2012 with respect to the Form 20-F for the fiscal year ended December 31, 2011 of CNOOC Limited (the “Company”), which was filed on April 20, 2012 (the “2011 20-F”).  The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Operating and Financial Review and Prospectus, page 57

Trend Information, page 74

1.
Please refer to the following statement on page 75: “Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends that are likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.” Please revise your reference to trend information “elsewhere in [your] annual report” to add specific cross references to disclosure you

Mr. H. Roger Schwall
Ms. Alexandra M. Ledbetter
Mr. Norman von Holtzendorff

wish to highlight. You are required to identify and discuss all known trends. See Item 5.D of Form 20-F.

The Company notes the Staff’s comments on the 2011 20-F. The Company respectfully advises the Staff that the following (in italics) is the trend information that the Company wishes to highlight with respect to the 2011 20-F:

Crude oil prices are a major driver of our results of operations.  We price our crude oil with reference to the international crude oil prices, which have fluctuated considerably over the years.

In addition to crude oil, natural gas is becoming an increasingly important part of our business.  The Chinese government promotes the use of natural gas as a clean and efficient fuel.  Demand for natural gas in the PRC is likely to increase significantly.  We have expanded and will continue to expand our natural gas business and intend to exploit our natural gas reserves to meet growing demand for natural gas.

We consider reserve and production growth as top priority of our business. We plan to increase our reserves through drill bits and value-driven acquisitions, to concentrate independent exploration efforts on major existing operating areas, especially in major areas of offshore China, and continue to enter into joint arrangements with foreign partners to lower capital requirements and exploration risks. In addition, we plan to increase production primarily through the development of proved undeveloped reserves.

We will continue to maintain our prudent financial policy. Aiming to reduce production cost, we plan to actively promote the regional planning and development of oil and gas field groups and to apply up-to-date drilling, production and offshore engineering technology to our operations. We intend to maintain our financial strength by managing key measures such as capital expenditures, cash flows and fixed charge coverage. We also intend to actively manage our working capital to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated assets and debts to minimize exposure to foreign exchange rate fluctuations.

We have budgeted approximately US$10.9 billion for capital expenditures for exploration and development for 2012. However, our capital expenditure plans are subject to a number of risks, contingencies and other factors, some of which are beyond our control. We believe our future cash flows from operations, borrowing capacity and funds raised from our debt offerings will be sufficient to fund planned capital expenditures and investments, debt maturities and working

Mr. H. Roger Schwall
Ms. Alexandra M. Ledbetter
Mr. Norman von Holtzendorff

capital requirements through at least 2012.  However, our ability to obtain adequate financing to satisfy our capital expenditures and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets.

Other than as disclosed in the paragraphs above under Item 5.D, we are not aware of any trends that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions. You are urged to read the forward-looking statements contained elsewhere in this annual report, the cautionary statement on page 9 and the Risk factors on pages 13-19, which describe the risks and uncertainties that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. The Company provides no commitment to update the forward-looking statements or to publish financial projections for forward-looking statements in the future.

The Company will disclose comparable trend information, to the extent applicable, in the section entitled “Item 5—Operating and Financial Review and Prospects—Trend Information” starting from the Form 20-F for the fiscal year ending December 31, 2012 of the Company going forward.

In providing the above responses, and in response to the SEC’s request, we hereby acknowledge that:

●	CNOOC Limited is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

●	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	CNOOC Limited may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Should you have any questions regarding the foregoing or require additional information, please do not hesitate to contact me at fax number (86-10) 8452-

Mr. H. Roger Schwall
Ms. Alexandra M. Ledbetter
Mr. Norman von Holtzendorff

1441 or email address zhonghua@cnooc.com.cn, Li He of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5005 or email address li.he@davispolk.com, or Bate Yu of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5006 or email address bate.yu@davispolk.com.  Thank you very much for your assistance.

Sincerely,

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Chief Financial Officer

cc:	Li He, Davis Polk & Wardwell LLP